Filed Pursuant to Rule 433
Registration No. 333-223208
FREE WRITING PROSPECTUS
Dated April 12, 2019
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Equity Index Underlying Supplement dated February 26, 2018)

HSBC USA Inc.
Buffered Autocallable Yield Notes

▸ Buffered Autocallable Yield Notes Linked to the Worst of the S&P 500® Index and the Russell 2000® Index

▸ Five-year term

▸ Callable annually at the applicable call premium (equivalent to 9.25% per annum) on or after April 24, 2020 if the level of each underlying is at or above its initial level

▸ If the notes are not called, 1x exposure to any decrease in the level of the least performing underlying beyond -20%

▸ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Buffered Autocallable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $975 and $995 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-8 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000	$5	$995
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.50% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Buffered Autocallable Yield Notes
Linked to the Worst of the S&P 500® Index and the Russell 2000® Index

Indicative Terms*

Principal Amount	$1,000 per Note
Term	5 years
Reference Asset	The S&P 500® Index (Ticker: "SPX") and the Russell 2000® Index (Ticker: "RTY") (each an "Underlying" and together the "Underlyings").
Call Feature	The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its Initial Level on any annual Call Observation Date. In such a case, you will receive a cash payment, per $1,000 Principal Amount, equal to the applicable Call Price, reflecting a return equal to the applicable Call Premium.
Call Prices and Call Premiums	$1,092.50 per Note (representing a Call Premium of 9.25%) if called on the first Call Observation Date, $1,185.00 per Note (representing a Call Premium of 18.50%) if called on the second Call Observation Date, $1,277.50 per Note (representing a Call Premium of 27.75%) if called on the third Call Observation Date, $1,370.00 per Note (representing a Call Premium of 37.00%) if called on the fourth Call Observation Date, $1,462.50 per Note (representing a Call Premium of 46.25%) if called on the final Call Observation Date.
Payment at Maturity per Note	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ■ **If the Final Return of the Least Performing Underlying is less than zero but greater than or equal to -20%**: $1,000 ■ **If the Final Return of the Least Performing Underlying is less than -20%**: $1,000 + $1,000 × (Final Return of the Least Performing Underlying + 20%). For example, if the Final Return of the Least Performing Underlying is -30%, you will suffer a 10.00% loss and receive 90.00% of the Principal Amount. If the Final Level of the Least Performing Underlying is less than the Buffer Level, you will lose up to 80% of the Principal Amount.
Buffer Level	For each Underlying, 80% of its Initial Level.
Final Return	For each Underlying: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Least Performing Underlying	The Underlying with the lowest Final Return.
Trade Date	April 24, 2019
Pricing Date	April 24, 2019
Original Issue Date	April 29, 2019
Final Valuation Date†	April 24, 2024
Maturity Date†	April 29, 2024
CUSIP / ISIN	40435ULR3 / US40435ULR31

* As more fully described beginning on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.
See page FWP-4 for the Call Observation and Call Payment Dates.

The Notes

The Notes may be suitable for investors who believe the level of neither Underlying will decrease by more than 20% from the pricing date to the Final Valuation Date.

If both Underlyings are at or above their respective Initial Levels on any Call Observation Date, your Notes will be automatically called and you will receive a return equal to the applicable Call Premium.

If the Notes are not automatically called and the Final Level of the Least Performing Underlying is greater than or equal to its Buffer Level, you will receive the Principal Amount.

If the Notes are not automatically called and the Final Level of the Least Performing Underlying is less than its Buffer Level, you will lose 1% of your principal for every 1% decline in the level of the Least Performing Underlying beyond -20%. You may lose up to 80% of the Principal Amount.

The offering period for the Notes is through **April 24, 2019**



Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been automatically called and, if they have not been called, whether the Final Level of the Least Performing Underlying is below its Buffer Level.



Information about the Underlyings

The S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of March 29, 2019 were: Information Technology, Health Care, Financials, Consumer Discretionary and Communication Services.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.



The Russell 2000® Index

The RTY is designed to track the performance of the small-capitalization segment of the U.S. equity market. It consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The top 5 industry groups by market capitalization as of March 31, 2019 were: Financial Services, Health Care, Consumer Discretionary, Technology and Producer Durables.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-37 of the accompanying Equity Index Underlying Supplement.



The graphs above illustrate the daily performance of each Underlying from April 9, 2009 through April 9, 2019. Past performance is not necessarily an indication of future results. For further information on the Underlyings, please see "Information Relating to the Underlyings" beginning on page FWP-13, "The S&P 500® Index" and "The Russell 2000® Index" in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Underlyings from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Underlyings.

HSBC USA Inc.
Buffered Autocallable Yield Notes



This free writing prospectus relates to a single offering of Buffered Autocallable Yield Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of two indices. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Index (Ticker: "SPX") and The Russell 2000® Index (Ticker: "RTY") (each an "Underlying" and together the "Underlyings")
Trade Date:	April 24, 2019
Pricing Date:	April 24, 2019
Original Issue Date:	April 29, 2019
Final Valuation Date:	April 24, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be April 29, 2024. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Call Feature:	If the Official Closing Level of each Underlying is at or above its Initial Level on any Call Observation Date, the Notes will be automatically called, and you will receive the applicable Call Price on the corresponding Call Payment Date.
Call Observation Dates:	April 24, 2020, April 26, 2021, April 26, 2022, April 26, 2023, and April 24, 2024 (the Final Valuation Date), each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Call Payment Dates:	April 29, 2020, April 29, 2021, April 29, 2022, May 1, 2023, and April 29, 2024 (the Maturity Date), each subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Call Prices:	The applicable Call Prices and Call Premiums are as follows:

Expected Call Observation Dates	Call Prices (per $1,000 Principal Amount)	Call Premiums
April 24, 2020	$1,092.50	9.25%
April 26, 2021	$1,185.00	18.50%
April 26, 2022	$1,277.50	27.75%
April 26, 2023	$1,370.00	37.00%
April 24, 2024 (Final Valuation Date)	$1,462.50	46.25%

Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.

Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:
	■ **If the Final Return of the Least Performing Underlying is less than zero but greater than or equal to -20%**:
	$1,000
	■ **If the Final Return of the Least Performing Underlying is less than -20%**:
	$1,000 + $1,000 × (Final Return of the Least Performing Underlying + 20%). For example, if the Final Return of the Least Performing Underlying is -30%, you will suffer a 10.00% loss and receive 90.00% of the Principal Amount. If the Final Level of the Least Performing Underlying is less than its Buffer Level, you will lose up to 80% of the Principal Amount.
Buffer Level:	For each Underlying, 80% of its Initial Level.
Least Performing Underlying:	The Underlying with the lowest Final Return.
Final Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	The Official Closing Level of the relevant Underlying on the Pricing Date.
Final Level:	The Official Closing Level of the relevant Underlying on the Final Valuation Date.
CUSIP/ISIN:	40435ULR3 / US40435ULR31
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes may be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, may be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▶ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▶ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its Initial Level on any Call Observation Date. If the Notes are automatically called, investors will receive the applicable Call Price on the corresponding Call Payment Date.

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value determined as follows:
- **If the Final Return of the Least Performing Underlying is less than zero but greater than or equal to -20%**:
  $1,000
- **If the Final Return of the Least Performing Underlying is less than -20%**:
  $1,000 + $1,000 × (Final Return of the Least Performing Underlying + 20%)

For example, if the Final Return of the Least Performing Underlying is -30%, you will suffer a 10.00% loss and receive 90.00% of the Principal Amount. If the Final Level of the Least Performing Underlying is less than the Buffer Level, you will lose up to 80% of the Principal Amount.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors

With respect to the SPX, S&P Dow Jones Indices LLC, a division of S&P Global, is the reference sponsor. With respect to RTY, FTSE Russell is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

‣ You believe that the Official Closing Level of each Underlying will be at or above its Initial Level on at least one Call Observation Date, including the Final Valuation Date, and if not, the Final Level of the Least Performing Underlying will be at or above its Buffer Level.

‣ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis for any decline in the level of the Least Performing Underlying beyond 20%, if the Notes are not called.

‣ You are willing to lose up to 80% of the Principal Amount.

‣ You are willing to hold the Notes that will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Initial Level, or you are otherwise willing to hold the Notes to maturity.

‣ You are willing to make an investment whose return is limited to the pre-specified Call Premiums.

‣ You are willing to forgo dividends or other distributions paid on the stocks included in the relevant Underlying.

‣ You do not seek current income from this investment.

‣ You do not seek an investment for which there will be an active secondary market.

‣ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

‣ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

‣ You believe that the Official Closing Level of at least one Underlying will be below its Initial Level on each Call Observation Date, including the Final Valuation Date, and the Final Level of the Least Performing Underlying will be below its Buffer Level.

‣ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis for any decline in the level of the Least Performing Underlying beyond 20%, if the Notes are not called.

‣ You seek an investment that provides full return of principal at maturity.

‣ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Initial Level, or you are otherwise unable or unwilling to hold the Notes to maturity.

‣ You seek an investment whose return is not limited to the pre-specified Call Premiums.

‣ You prefer to receive the dividends or other distributions paid on the stocks included in the relevant Underlying.

‣ You seek an investment with current income.

‣ You seek an investment for which there will be an active secondary market.

‣ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

‣ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks included in any Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee any return of principal and you may lose your entire initial investment.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Final Level of the Least Performing Underlying is less than its Buffer Level. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Return of the Least Performing Underlying is less than -20%. You may lose up to 80% of your investment at maturity.

You will not participate in any appreciation in the level of any of the Underlyings included in the Reference Asset.

The Notes will not pay more than the Principal Amount, plus any unpaid call payment, at maturity or if the Notes are automatically called. Even if the Final Return of each Underlying in the Reference Asset is greater than zero, you will not participate in the appreciation of any Underlying. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus any call payments. Under no circumstances, regardless of the extent to which the level of any Underlying appreciates, will your return exceed the total amount of the call payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Underlyings included in the Reference Asset.

Your return on the Notes is limited.

Your potential gain on the Notes will be limited to the Call Premium applicable to a Call Observation Date, regardless of the appreciation in the Underlyings, which may be significant. You will not receive a return on the Notes greater than the Call Premiums.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying.

If the Notes are not automatically called, your return will be based on the Reference Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose all or some of your initial investment if the Final Level of the Least Performing Underlying is less than its Buffer Level, even if there is an increase in the level of the other Underlying. This could be the case even if the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called, the holding period over which you will receive the applicable Call Premium could be as little as 6 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the level of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of one Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

Changes that affect the Underlyings may affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of the relevant Underlying concerning additions, deletions and substitutions of the constituents included in such Underlying and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in such Underlying may affect the level of that Underlying. The policies of the reference sponsor with respect to the calculation of the relevant Underlying could also affect the level of such Underlying. The reference sponsor may discontinue or suspend calculation or dissemination of its relevant Underlying. Any such actions could affect the value of the Notes and the return on the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, may be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and may be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the levels of the Underlyings at any time other than the Call Observation Dates and the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Values of the Underlyings on the Call Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of each Underlying is greater than or equal to its Initial Level during the term of the Notes other than on a Call Observation Date but then drops on a Call Observation Date to a level that is less than its Initial Level, the Notes will not be automatically called. Further, if the Notes are not called, even if the level of the Least Performing Underlying is greater than or equal to its Buffer Level during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than the Buffer Level, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the level of the Least Performing Underlying prior to such decrease. Although the actual levels of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective levels on the Call Observation Dates, whether the Notes will be called and the Payment at Maturity will be based solely on the Official Closing Levels of the Underlyings on the Call Observation Dates.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Small-capitalization risk.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies may also be more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of any Underlying relative to its Initial Level. We cannot predict the Official Closing Level of either Underlying on any Call Observation Date or the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or return on the Notes.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Final Returns of the Least Performing Underlying from 0% (the Notes will be automatically called if the Final Return of Least Performing Underlying is greater than or equal to 0%) to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

- ▶ Principal Amount: $1,000
- ▶ Hypothetical Initial Levels: 3,000 for the SPX and 2,000 for the RTY
- ▶ Buffer Level: with respect to each Underlying, 80% of its Initial Level
- ▶ Call Premiums and Call Prices on the Call Observation Dates:

Call Observation Dates	Call Prices	Call Premiums
April 24, 2020	$1,092.50	9.25%
April 26, 2021	$1,185.00	18.50%
April 26, 2022	$1,277.50	27.75%
April 26, 2023	$1,370.00	37.00%
April 24, 2024 (Final Valuation Date)	$1,462.50	46.25%

Hypothetical Final Return of the Least Performing Underlying	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
0.00%	N/A	N/A
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-15.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$900.00	-10.00%
-40.00%	$800.00	-20.00%
-60.00%	$600.00	-40.00%
-80.00%	$400.00	-60.00%
-100.00%	$200.00	-80.00%

Summary of the Examples

	Notes Are Called on a Call Observation Date						Notes Are Not Called on Any Call Observation Date			
	Example 1		Example 2		Example 3		Example 4		Example 5	
	SPX	RTY	SPX	RTY	SPX	RTY	SPX	RTY	SPX	RTY
Initial Levels	3,000	2,000	3,000	2,000	3,000	2,000	3,000	2,000	3,000	2,000
Buffer Levels	2,400	1,600	2,400	1,600	2,400	1,600	2,400	1,600	2,400	1,600
Official Closing Levels /Percentage Changes on the First Call Observation Date	3,600/ 20%	2,400/ 20%	2,700/ -10%	2,200/ 10%	2,700/ -10%	2,200/ 10%	2,700/ -10%	2,200/ 10%	2,700/ -10%	1,800/ -10%
Official Closing Levels /Percentage Changes on the Second Call Observation Date	N/A	N/A	2,850/ -5%	1,800/ -10%	2,550/ -15%	1,800/ -10%	2,340/ -22%	2,400/ 20%	2,850/ -5%	2,200/ 10%
Official Closing Levels /Percentage Changes on the Third Call Observation Date	N/A	N/A	3,300/ 10%	2,400/ 20%	2,700/ -10%	2,100/ 5%	2,700/ -10%	2,400/ 20%	2,850/ -5%	2,200/ 10%
Official Closing Levels /Percentage Changes on the Fourth Call Observation Date	N/A	N/A	N/A	N/A	2,850/ -5%	1,900/ -5%	2,700/ -10%	2,200/ 10%	2,700/ -10%	2,200/ 10%

Official Closing Levels /Percentage Changes on the Final Call Observation Date	N/A	N/A	N/A	N/A	4,050/ 35%	3,000/ 50%	2,550/ -15%	2,600/ 30%	1,800/ -40%	2,400/ 20%
Return of the Notes	9.25%		27.75%		46.25%		0.00%		-20.00%	
Call Price or Payment at Maturity per Note	$1,092.50		$1,277.50		$1,462.50		$1,000		$800.00	

Notes Are Called on a Call Observation Date

The Notes are called because the Official Closing Level of each Underlying is at or above its Initial Level on one of the three Call Observation Dates, and you will receive the applicable Call Price.

Example 1—**The Official Closing Level of each Underlying on the first Call Observation Date is greater than or equal to its Initial Level.**

Because the Official Closing Level of each Underlying on the first Call Observation Date (expected to be April 24, 2020) is at or above its Initial Level, the Notes are automatically called at the applicable Call Price of $1,092.50 per Note, representing a 9.25% return on the Notes.

Example 2— **The Official Closing Level of each Underlying on the third Call Observation Date is greater than or equal to its Initial Level.**

Because (i) the Official Closing Level of one Underlying on the first Call Observation Date is below its Initial Level and (ii) the Official Closing Level of each Underlying on the second Call Observation Date is below its Initial Level and (iii) the Official Closing Level of each Underlying on the third Call Observation Date (expected to be April 26, 2022) is above its Initial Level, the Notes are not called on the first or second Call Observation Date but are automatically called on the third Call Observation Date at the applicable Call Price of $1,277.50 per Note, representing a 27.75% return on the Notes.

Example 3— **The Official Closing Level of each Underlying on the final Call Observation Date is greater than or equal to its Initial Level.**

Because (i) the Official Closing Levels of at least one Underlying on the first four Call Observation Dates are below its Initial Level and (ii) the Official Closing Level of each Underlying on the final Call Observation Date (which is also the Final Valuation Date) is above its Initial Level, the Notes are not called on the first four Call Observation Dates but are automatically called on the final Call Observation Date at the applicable Call Price of $1,462.50 per Note, representing a 46.25% return on the Notes.

Notes Are Not Called on any Call Observation Date

The Notes are not automatically called because the Official Closing Level of at least one Underlying is below its Initial Level on each Call Observation Date. Since the Notes are not called, the Payment at Maturity will be based on the Final Return of the Least Performing Underlying.

Example 4— **The Final Level of the Least Performing Underlying is greater than or equal to its Buffer Level.**

Because the Final Level of the Least Performing Underlying is greater than or equal to its Buffer Level, you will receive $1,000 per $1,000 in Principal Amount.

Example 5— **The Final Level of the Least Performing Underlying is less than its Buffer Level.**

Because the Final Level of the Least Performing Underlying is less than its Buffer Level, you will receive $800.00 per $1,000 in Principal Amount, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + \$1,000 \times (-40.00\% + 20\%) = \$800.00$$

In this example, you would lose a substantial portion of your Principal Amount at maturity.

If the Notes are not called and the Final Level of the Least Performing Underlying is less than its Buffer Level, you will be exposed to any decrease in the level of the Least Performing Underlying beyond -20% on a 1:1 basis and could lose up to 80% of your principal at maturity.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of March 29, 2019 were: Information Technology, Health Care, Financials, Consumer Discretionary and Communication Services.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from April 9, 2009 through April 9, 2019. We obtained the closing prices below from the Bloomberg Professional® service ("Bloomberg"). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on any Call Observation Date or the Final Valuation Date.

Description of the RTY

The RTY is designed to track the performance of the small-capitalization segment of the U.S. equity market. It consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The top 5 industry groups by market capitalization as of March 31, 2019 were: Financial Services, Health Care, Consumer Discretionary, Technology and Producer Durables.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-37 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from April 9, 2009 through April 9, 2019. We obtained the closing prices below from the Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on any Call Observation Date or the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this free writing prospectus except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the final Call Observation Date and the Final Valuation Date. If the Notes are called, the calculation agent will determine the applicable Call Price based upon the Call Premiums and the amount of time that the Notes have been outstanding through the date of acceleration. If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Level will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.5% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in either Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any of the entities included in either Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities included in the Underlyings and consult your tax advisor regarding the possible consequences to you if an entity included in either Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. However, it is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlyings or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Buffered Autocallable Yield Notes

April 12, 2019

FREE WRITING PROSPECTUS